SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure: Asset Management Presentation


Embargo: 07.15 Friday 19 May 2006


PRUDENTIAL PLC PRESENTATION ON THE GROUP'S ASSET MANAGEMENT BUSINESSES


Prudential plc is hosting a presentation for investors and analysts today starting at 08.00am (BST) covering the Group's asset management businesses: M&G, PPM America and its asset management operations in Asia.

The Group's asset management businesses have shown strong growth over the past year:


   * Total net inflows in 2005 were GBP5.2 billion, an increase of 58 per cent on 2004

   * Total external funds under management had grown to GBP46 billion at the end of 2005

   * M&G achieved record net sales of GBP3.9 billion in 2005

   * Net inflows in both Japan and Korea were more than GBP900 million in 2005 as the Group continued to develop rapidly in Asia


This sales growth is underpinned by excellent investment performance:


   * 41 per cent of M&G's funds were in the top quartile over the last three years

   * 24 per cent of M&G's funds were in the top decile over the last three years

   * In Asia, 64 per cent of mutual funds outperformed their benchmark or were in the upper half against their peer group over three years. In addition, Asia has had award winning performance in India, Korea and Malaysia.


Despite UK equity market levels remaining broadly the same between 2001 and 2005, the asset management businesses produced pre-tax operating profits in 2005 of GBP195 million, almost double that in 2001. This was equivalent to a CAGR of 18 per cent and demonstrates the quality and sustainability of these businesses, and their ability to generate cash flow for the Group.

The momentum seen in 2005 has continued into the first quarter of 2006:

   * M&G's net flows were up 38 per cent on the first quarter in 2005

   * In Asia net flows were up almost 150 per cent on the first quarter in
     2005

   * In the first quarter of 2006 total asset management profits across the group were GBP58 million.

In addition to this outstanding contribution to the Group, asset management also adds significant value to the Group's life businesses through its investment expertise, demonstrating excellent investment performance across all asset classes.

With increasing trends towards open architecture, greater product portability and greater transparency, Prudential's asset management businesses are well positioned for further profitable growth.


                                    - ENDS -



Notes to Editor:

1. A presentation to analysts will take place at 8.00am (BST) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. An audio cast of the presentation will be available on the Group's website, www.prudential.co.uk . The presentations will be available at www.prudential.co.uk from 9.30am BST.

2. A media briefing on the Group's Asset Management businesses will be held at 2pm today at Governor's House. To attend please call Joanne Doyle on 020 7548 3708


Enquiries

Media                                         Investors / analysts

Jon Bunn                    020 7548 3559     James Matthews     020 7548 3561

William Baldwin-Charles     020 7548 3719     Marina Novis       020 7548 3511

Joanne Doyle                020 7548 3708


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP234 billion (as of 31 December 2005) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP149 billion of funds under management (as of 31 December 05). Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with operations in 12 markets as well as funds management businesses in 9 of those 12 markets.

*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations